OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Goldbelt Resources Ltd.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
380 755 405
(CUSIP Number)
Hans-Arne L’orange
Wega Mining ASA
Karenslyst Allé 2, 5 etg.
P.O. Box 568 Skøyen
Oslo, Norway N-0278
+47 2316 0104
Copies to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 22, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23077R100	Page	2	of	7

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wega Mining ASA

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3	SEC Use Only

4	Source of Funds (See Instructions)

WC; OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☑

6	Citizenship or Place of Organization

Norway

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		50,596,894*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

50,596,894*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

50,596,894*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

56.6%**

14	Type of Reporting Person (See Instructions)

CO; HC
*    Beneficial ownership of 34,596,894 Common Shares referred to in Row (8), Row (10), and Row (11) (including 1,895,000 Common Shares of which the Reporting Persons (as defined below) may acquire beneficial ownership within sixty days of October 17, 2007 through the exercise of options and performance rights) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 34,596,894 Common Shares referred to in Row (8), Row (10), and Row (11) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on (i) 73,395,316 Common Shares outstanding on a fully-diluted basis as of October 17, 2007 as reported in the Support Agreement described in Item 4 hereof, (ii) 7,000,000 Common Shares issued by the Issuer (as defined below) to the Offeror (as defined below) as described in Item 4 hereof and (iii) 9,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 hereof.

CUSIP No.	23077R100	Page	3	of	7

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wega Mining Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3	SEC Use Only

4	Source of Funds (See Instructions)

WC; OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

British Columbia

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		50,596,894*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

50,596,894*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

50,596,894*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

56.6**%

14	Type of Reporting Person (See Instructions)

CO
*    Beneficial ownership of 34,596,894 Common Shares referred to in Row (8), Row (10), and Row (11) herein (including 1,895,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of October 17, 2007 through the exercise of options and performance rights) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 34,596,894 Common Shares referred to in Row (8), Row (10), and Row (11) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**  The calculation of the foregoing percentage is based on (i) 73,395,316 Common Shares outstanding on a fully-diluted basis as of October 17, 2007 as reported in the Support Agreement described in Item 4 hereof, (ii) 7,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 hereof and (iii) 9,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 hereof.

Item 1. Security and Issuer
     This Amendment No. 2 amends and supplements the Schedule 13D filed on November 5, 2007, as amended by Amendment No. 1 thereto filed on November 8, 2007, by Wega Mining ASA and Wega Mining Inc. (the “Statement”) relating to the common shares, without par value (the “Common Shares”), of Goldbelt Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Statement is hereby amended and supplemented by adding the following paragraph immediately following the last paragraph thereof:
     “As more fully described in Item 4 hereof, the Offeror subscribed for 9,000,000 Common Shares from the Issuer pursuant to the Support Agreement described in Item 4 of this Schedule 13D, and the source of funds for such subscription was available cash on hand. The total amount of funds required by the Offeror to subscribe for such Common Shares was Cdn.$8,100,000 in the aggregate.”
Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented by adding the following paragraph immediately following the last paragraph thereof:
          “On November 22, 2007, the Offeror subscribed for 9,000,000 Common Shares from the Issuer at a price per share of Cdn.$0.90 per Common Share (for a total subscription price of Cdn.$8,100,000) pursuant to the Support Agreement. The Offeror has subscribed for all of the Common Shares from the Issuer as provided under the Support Agreement. The purpose of such subscription is to ensure that the Issuer has a portion of the funds necessary to further develop certain mining assets of the Issuer in Burkina Faso, West Africa.”
Item 5. Interest in Securities of the Issuer
     Items 5(a) and (b) of the Statement are hereby deleted and replaced in their entirety with the following:
“(a) and (b)	As of November 22, 2007, the Offeror beneficially owns 16,000,000 Common Shares, representing approximately 17.9% of the outstanding Common Shares on a fully-diluted basis based on (i) 73,395,316 Common Shares outstanding on a fully-diluted basis as of October 17, 2007 as reported in the Support Agreement, (ii) the 7,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 of this Schedule 13D and (iii) the 9,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 of this Schedule 13D. By virtue of its ownership of the Offeror, Wega Mining may be deemed to share beneficial ownership of the Common Shares beneficially owned by the Offeror. Wega Mining and the Offeror have the shared power to vote, direct the vote, dispose of or direct the disposition of the Common Shares referred to in the first sentence of this paragraph. However, as of October 17, 2007, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, Wega Mining and the Offeror may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own) 34,596,894 Common Shares that are subject to the Lock-Up Agreements described in Item 4 of this Schedule 13D, representing approximately 38.7% of the outstanding Common Shares on a fully-diluted basis based on (i) 73,395,316 Common Shares outstanding on a fully-diluted basis as of October 17, 2007 as reported in the Support Agreement, (ii) the 7,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 of this Schedule 13D and (iii) the 9,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 of this Schedule 13D. Accordingly, 50,596,894 Common Shares may be beneficially owned by each of Wega Mining and the Offeror, representing approximately 56.6% of the outstanding Common Shares on a fully-diluted basis based on (i) 73,395,316 Common Shares outstanding on a fully-diluted basis as of October 17, 2007 as reported in the Support Agreement, (ii) the 7,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 of this Schedule 13D and (iii) the 9,000,000 Common Shares issued by the Issuer to the Offeror as described in Item 4 of this Schedule 13D. The beneficial ownership of the 34,596,894 Common Shares referred to above that are subject to the Lock-Up Agreements is expressly disclaimed by each of the Reporting Persons.”
     Item 5(c) of the Statement is hereby deleted and replaced in its entirety with the following:
“(c)	Except as set forth in the last two paragraphs of Item 4 of this Schedule 13D, this Item 5 and Item 6 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Shares.”

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 23, 2007

WEGA MINING ASA
By:	/s/ Hans-Arne L’orange
	Name:	Hans-Arne L’orange
	Title:	Executive Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 23, 2007

WEGA MINING INC.
By:	/s/ Ronald MacArthur
	Name:	Ronald MacArthur
	Title:	Chief Executive Officer, Chief Financial Officer and Secretary